CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of November 2003                    Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ----



     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Natuzzi's Shareholders Approve the Cancellation of Treasury Shares

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Nov. 21,
2003--Natuzzi S.p.A (NYSE: NTZ), world leader in leather upholstery and largest Italian furniture manufacturer, announces that the Extraordinary General Meeting of Shareholders approved today the cancellation of 2,843,900 treasury shares reducing the total number of issued shares from 57,525,528 to 54,681,628.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 132 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 88 licensed Divani & Divani by Natuzzi and Natuzzi stores and 13 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    CONTACT: Natuzzi
             Investor Relations Dept.
             Mr. Nicola Dell'Edera, +39 080 8820412
             investor_relations@natuzzi.com
             or
             Natuzzi
             Corporate Press Office
             Mr. Giacomo Ventolone, +39 080 8820124
             pr@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      NATUZZI S.p.A.
                                      (Registrant)


Date:  21st November 2003             By: /s/ GIUSEPPE DESANTIS
                                          ----------------------------------
                                               Giuseppe Desantis